UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Solera National Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

83420T104

(CUSIP Number)

John W. Kellogg, Esq.

Moye White LLP

1400 16th. Street, Suite 600

Denver, Colorado 80203

(303) 292-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83420T104

1	Name of Reporting Person SS. or I.R.S. Identification No. of Above Person Michael D. Quagliano

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box of Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 623,970

	8	Shared Voting Power

	9	Sole Dispositive Power 623,970

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 623,970

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.3%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 83420T104

Item 1.	Security and Issuer.

This statement relates to the shares of common stock, par value $0.01 per share, of Solera National Bancorp, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 319 South Sheridan Boulevard, Lakewood, Colorado 80226.

Item 2.	Identity and Background.

This Schedule 13D Amendment No. 3 is being filed by Michael D. Quagliano (the “Reporting Person”). The Reporting Person’s business address is 307 North 36th Street, Suite 203, Quincy, Illinois  62301.  The Reporting Person’s principal occupation is in commercial real estate acquisition, financing and development.  The Reporting Person served as a director of the Issuer from December 5, 2008 to May 21, 2009.

During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect of such laws. The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person used personal funds to make all purchases of the Shares subject to this Schedule 13D (the “Shares”).  The total funds used to purchase all of the Shares was approximately $5,018,742.  The Reporting Person has pledged 623,970 of the Shares to secure an aggregate of $2,546,725 of funds borrowed by the Reporting Person for the acquisition of the Shares and other unrelated business purposes.

Item 4.	Purpose of Transaction.

The Reporting Person initially acquired Shares for investment purposes, in the ordinary course of business, and not with the purpose or effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer. Subsequent to his initial purchase of Shares, on December 5, 2008, the Board of Directors of the Issuer elected the Reporting Person as a member of its 15-person Board of Directors to fill a then-existing vacancy.  The Reporting Person was not nominated to continue as a director and his term as a director ended at the Issuer’s annual meeting of shareholders held on May 21, 2009 upon the election of a replacement director.

As part of the Reporting Person’s continuing evaluation of, and preservation of the value of, his investment in the Shares of the Issuer, the Reporting Person has engaged and may in the future engage in discussions with and has responded and may in the future respond to inquiries from, various persons, including, without limitation, the Issuer’s Board of Directors, management, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Issuer and the Reporting Person’s investment in the Shares, including, without limitation, the

CUSIP No. 83420T104

business, operations, governance, management, strategy and future plans of the Issuer.  The Reporting Person has made various recommendations to the Issuer’s Board and management to improve the performance of the Issuer, including, without limitation, (i) reducing or eliminating certain real estate leases, (ii) considering appropriate staff reductions and (iii) decreasing executive compensation.

Except as described herein, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.  Because the Issuer has failed to adequately respond to the Reporting Person’s recommendations and inquiries, and because of the continued poor earnings performance of the Issuer (including as described in the 8-K filed by the Issuer on February 3, 2014), on February 21, 2014, in accordance with the bylaws of the Issuer, the Reporting Person (i) proposed a slate of seven nominees, including the Reporting Person, for election as directors at the Issuer’s 2014 annual meeting (the “2014 Meeting”) and, (ii)  in connection therewith proposed an amendment to the bylaws of the Issuer to reduce the size of the board of directors from thirteen to five members, which would have the effect of creating a more manageable and cost-efficient board.  The Reporting Person has delivered notice to the Issuer that Reporting Person intends to bring such proposals before a vote of the stockholders at the 2014 Meeting, and the Reporting Person has requested that the Issuer include such proposals in Issuer’s proxy statement for the 2014 Meeting.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the matters referenced above, actions taken by the Board of Directors, the market price of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate, including changing his current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, acquire or cause affiliates to acquire additional Shares of the Issuer, dispose of some or all of his Shares of the Issuer or cause affiliates to dispose of some or all of their Shares of the Issuer, and/or continue to hold Shares of the Issuer.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, the Reporting Person is deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 623,970 Shares, or approximately 23.30% of the Issuer’s Shares outstanding, and also is deemed to have sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, such Shares. The percentage calculated in this statement is based upon an aggregate of 2,678,390 Shares outstanding as of October 30, 2013, as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2013 filed with the Securities and Exchange Commission.

Except as stated within this Item 5, to the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds

CUSIP No. 83420T104

from the sale of, the Shares reported by this statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None

CUSIP No. 83420T104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	March 21, 2014	/s/ Michael D. Quagliano
By: Michael D. Quagliano